SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Total amount demand reached COP$2.4 trillion

ECOPETROL RECEIVED MORE THAN 228 THOUSAND PURCHASE ORDERS
IN THE SECOND ROUND OF ITS STOCK ISSUANCE

•	87% of the demanded came from retail investors.
•	The regions with the largest number of buyers were Bogotá, Antioquia and Valle.

With a massive participation by retail investors in the 32 provinces of Colombia, Ecopetrol received more than 228 thousand purchase orders in its second round of stock issuance, for COP$2.4 trillion.

Of the COP$2.4 trillion demanded, 87.2% corresponds to retail investors, and 12.8% to institutional investors.

The offer was directed exclusively to investors in Colombia and closed on August 17, 2011. The adjudication phase should continue until October 7th.

Funds obtained by Ecopetrol through this issue will be allocated to the company’s investment plan, which is worth US$80,000 million for the 2011-2020 period.

Bogotá D.C., August 24, 2011
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Ecopetrol is the largest company in Colombia and a firm integrated into the petroleum chain, ranked among the 40 largest petroleum companies in the world, and one of the four principal petroleum companies in Latin America. In addition to Colombia, where it generates more than 60% of domestic production, it has a presence in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol has the largest refinery in Colombia, the largest part of the network of oil pipelines and multi-use pipelines in the country, and it is significantly increasing its participation in biofuels.

This press release contains statements concerning business prospects, estimates of operating and financial results, and assertions concerning Ecopetrol’s prospects for growth.  These are all projections, and as such, they are based solely on the expectations of management with respect to the future of the company and its continuing access to capital to finance the company’s business plan.  The fulfillment of such estimates in the future depends on the behavior of the market, regulations, competition, and performance of the Colombian economy and industry, among other factors; therefore, these projections are subject to change without prior notice.

For further information please contact:

Director of Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Fax: +571-234-5628
e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Phone: + 571-234-4329
Fax: +571-234-4480
e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 24, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer